UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's
PLN19,000,000
0.43 per cent. Notes due 17 August 2025
Series No.: 1154-00-2

Filed pursuant to Rule 3 of Regulation AD
Dated: 13 August 2020

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of PLN19,000,000 0.43 per cent. Notes due 17 August 2025 (Series No.: 1154-00-2) (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program"). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated 28 April 2011 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus"), previously filed under a report of the ADB dated 4 May 2011, and in the Pricing Supplement relating to the Notes dated 13 August 2020 (the "Pricing Supplement"), which is filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 24 April 2020, was filed under a report of the ADB dated 24 April 2020.

The global and paying agent of the ADB with respect to the Notes is Citibank, N.A., Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom.

Item 2. Distribution of Obligations

See the Prospectus, pages 59 to 62 and the Pricing Supplement.

As of 13 August 2020, the ADB entered into a Terms Agreement, filed herewith, with Merrill Lynch International (the "Manager"), pursuant to which ADB has agreed to issue, and the Manager has agreed to purchase, a principal amount of

the Notes aggregating PLN19,000,000 for an issue price of 100 per cent. of the principal amount. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 17 August 2020. The Manager proposes to offer all the Notes to the public at the public offering price of 100 per cent. of the principal amount.

Item 3.   Distribution Spread

See the Pricing Supplement, pages 3 and 7, and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	100%	0.00%	100%
Total	PLN19,000,000	PLN0.00	PLN19,000,000

Item 4.   Discounts and Commissions to Sub-Underwriters and Dealers
See Item 3.

Item 5.   Other Expenses of Distribution

Item	Amount
Legal Fees..	USD$17,500*
Listing Fees (Luxembourg)	USD$2,063*

*   Asterisks indicate that expenses itemized above are estimates.

Item 6.   Application of Proceeds

See the Prospectus, page 5.

Item 7.   Exhibits

(a)   (i)   Prospectus relating to the Global Medium-Term Note Program dated 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

(ii)   Pricing Supplement dated 13 August 2020.

(b)   Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

(c)   (i)   Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 28 April 2011, previously filed under a report of the ADB dated 4 May 2011, as amended in a written notice of amendment dated February 23, 2018, previously filed under a report of the ADB dated 24 January 2020.

      (ii)   Terms Agreement dated 13 August 2020.

(d)   (i)   Information Statement dated 24 April 2020, previously filed under a report of the ADB dated 24 April 2020.

      (ii)   Prospectus and Pricing Supplement (see (a) above).

PRICING SUPPLEMENT



ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

Series No.: 1154-00-2

PLN19,000,000 0.43 per cent. Notes due 17 August 2025

Issue price: 100 per cent.

Manager

BofA Securities

The date of this Pricing Supplement is 13 August 2020.

This pricing supplement (the "Pricing Supplement") is issued to give details of an issue of PLN19,000,000 0.43 per cent. Notes due 17 August 2025 (the "Notes") by the Asian Development Bank ("ADB") under its Global Medium-Term Note Program and to provide information supplemental to the Prospectus referred to below.

This Pricing Supplement supplements the terms and conditions of the Notes set forth in the Prospectus dated 28 April 2011 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus") and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, capitalized terms used herein have the meanings given to them in the Prospectus.

The issue of the Notes was authorized pursuant to a global borrowing authorization of the Board of Directors of ADB dated 15 June 2020.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The Notes are not required to be and have not been registered under the U.S. Securities Act of 1933, as amended. The Notes have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Pricing Supplement. Any representation to the contrary is a criminal offense in the United States.

The distribution of this Pricing Supplement or the Prospectus and the offer and sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Pricing Supplement or the Prospectus comes are required by ADB and the Manager to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers and sales of Notes and on the distribution of this Pricing Supplement or the Prospectus, see "Plan of Distribution" in the Prospectus.

The Notes are not the obligation of any government.

TERMS AND CONDITIONS

The following items are the particular terms and conditions of the Notes to which this Pricing Supplement relates. In case of any conflict between such terms and conditions and the terms and conditions set forth in the Prospectus, the terms and conditions set forth in this Pricing Supplement shall govern.

General Provisions

1.	Issuer:		Asian Development Bank ("ADB").
2.	Series Number:		1154-00-2.
3.	(i)	Specified Currency (Condition 1(c)):	Polish Zloty ("PLN").
	(ii)	Specified Principal Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iii)	Specified Interest Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iv)	Alternative Currency (Condition 7(i)) (if applicable):	Not applicable.
4.	Aggregate Nominal Amount:		PLN19,000,000.
5.	(i)	Issue Price:	100 per cent. of the Aggregate Nominal Amount.
	(ii)	Net proceeds:	PLN19,000,000.
6.	Specified Denominations (Condition 1(a)):		PLN500,000.
7.	(i)	Issue Date (Condition 5(d)):	17 August 2020.
	(ii)	Interest Commencement Date (if different from the Issue Date) (Condition 5(d)):	Not applicable.
8.	Maturity Date or Redemption Month (Condition 6(a)):		17 August 2025, subject to paragraph 31 below.

3

9.	Interest Basis (Condition 5):	Fixed Rate (Condition 5(a)) (further particulars specified in paragraph 16 below).
10.	Redemption/Payment Basis (Condition 6(a)):	Redemption at par.
11.	Change of Interest or Redemption/Payment Basis:	Not applicable.
12.	Put/Call Options (Conditions 6(e) and (f)):	Not applicable.
13.	Status of the Notes (Condition 3):	Senior.
14.	Listing:	Luxembourg Stock Exchange.
15.	Method of distribution:	Non-syndicated.

Provisions Relating to Interest Payable

16.	Fixed Rate Note Provisions (Condition 5(a)):		Applicable.
	(i)	Rate(s) of Interest:	0.43 per cent. per annum, payable in arrear. For avoidance of doubt, interest payments shall be rounded to two decimal places per PLN500,000 with PLN0.005 rounded upwards.
	(ii)	Interest Payment Date(s):	17 August of each year, commencing on 17 August 2021 up to and including the Maturity Date, subject to paragraph 31 below.
	(iii)	Fixed Coupon Amount(s):	Not applicable.
	(iv)	Broken Amount(s):	Not applicable.
	(v)	Relevant Financial Center:	Warsaw.
	(vi)	Additional Business Center(s) (Condition 5(d)):	London and New York.
	(vii)	Day Count Fraction (Condition 5(d)):	Actual/Actual (ICMA), adjusted.
	(viii)	Determination Date(s):	17 August of each year, commencing on 17 August 2021 up to and including the Maturity Date, subject to adjustment in accordance with the Modified Following

Business Day Convention.

	(ix)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	The Interest Period shall be adjusted in accordance with the Business Day Convention specified in paragraph 16(x) below.

The last paragraph of Condition 5(a) shall be replaced in its entirety by the following:

"Interest will cease to accrue on each Fixed Rate Note on the Maturity Date unless, upon due presentation thereof, payment of principal is improperly withheld or refused, in which event interest will continue to accrue at the specified Rate of Interest up to but excluding the earlier of (i) the date on which actual payment of principal is made, or (ii) the 15th calendar day following the receipt of such payment of principal by the Paying Agent."

	(x)	Business Day Convention:	Modified Following Business Day Convention.
17.		Floating Rate Note Provisions (Condition 5(b)):	Not applicable.
18.		Zero Coupon/Deep Discount Note Provisions (Conditions 5(c) and 6(c)):	Not applicable.
19.		Index-Linked Interest Note Provisions:	Not applicable.
20.		Dual Currency Note Provisions:	Not applicable.

Provisions Relating to Redemption

21.		Call Option (Condition 6(e)):	Not applicable.
22.		Put Option (Condition 6(f)):	Not applicable.
23.		Final Redemption Amount:	Aggregate Nominal Amount.
	(i)	Alternative Payment Mechanism (Conditions 7(a) and (c)):	Not applicable.

(ii)	Long Maturity Note (Condition 7(f)):	Not applicable.
(iii)	Variable Redemption Amount (Condition 6(d)):	Not applicable.

24. Early Redemption Amount:

(i)	Early Redemption Amount(s) payable on an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions.
(ii)	Unmatured Coupons to become void (Condition 7(f)):	Not applicable.

Additional General Provisions Applicable to the Notes

25.	Form of Notes:	Registered Notes.
	Definitive Registered Notes:	Registered Global Note available on Issue Date; not exchangeable for individual Definitive Registered Notes.
26.	Talons for future Coupons to be attached to definitive Bearer Notes (and dates on which such Talons mature):	Not applicable.
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of ADB to forfeit the Notes and interest due on late payment:	Not applicable.
28.	Details relating to Installment Notes:	Not applicable.
29.	Redenomination, renominalization and reconventioning provisions:	Not applicable.
30.	Consolidation provisions:	Not applicable.
31.	Other terms or special conditions:	If any date for payment of any principal or interest in respect of the Notes is not a Business Day (as defined below), ADB

shall not be obliged to pay such principal or interest until the first following day that is a Business Day, unless that day falls in the next calendar month, in which case such payment shall be made on the first preceding day that is a Business Day.

"Business Day" shall mean a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in Warsaw, London and New York.

Distribution

32.	(i)	If syndicated, names of Managers:	Not applicable.
	(ii)	Stabilizing Manager (if any):	Not applicable.
	(iii)	Commissions and Concessions:	0.00 per cent.
33.		If non-syndicated, name of Dealer:	Merrill Lynch International.
34.		Additional selling restrictions:	The following paragraph shall be deemed to be set out under the heading "Poland" in the section entitled "Plan of Distribution" in the Prospectus:

"The Dealer represents, warrants and agrees that (i) it has not offered or sold and will not offer or sell any Notes to the public in Poland, (ii) the Notes have not been and will not be registered with the Polish Financial Supervisory Authority or any other regulatory authorities in Poland, and (iii) none of the Prospectus, this Pricing Supplement or any other offering material related to the sale and distribution of the Notes has been or will be used on Polish territory and/or distributed to residents of Poland."

Operational Information

35.	ISIN:	XS2215529202.
36.	Common Code:	221552920.
37.	Any clearing system(s) other than Euroclear, Clearstream, Luxembourg and DTC and the relevant identification number(s):	Euroclear and Clearstream, Luxembourg only.
38.	Delivery:	Delivery against payment.
39.	Additional Paying Agent(s) (if any):	Not applicable.
40.	Governing Law:	English.

Additional Information

The Notes are denominated in PLN. Since Poland is not an ADB member country, ADB will not enjoy in Poland its usual rights, immunities, privileges and exemptions which are conferred upon ADB by the Agreement Establishing the Asian Development Bank and by statutes, laws and regulations of member countries. Such privileges include immunity with respect to exchange controls and an exemption from withholding taxes with respect to payments on ADB's debt securities.

Listing Application

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Global Medium-Term Note Program of ADB.

Material Adverse Change Statement

There has been no material adverse change in the financial position or prospects of ADB since the date of the financial statements included in the Information Statement of ADB, which was most recently published on 24 April 2020.

Recent Developments

On 22 May 2020, ADB's Board of Governors approved the following with respect to its 2019 reported net income of U.S.$1,530.5 million, after appropriation of guarantee fees to the special reserve:

a. U.S.$461.2 million representing adjustments for the net unrealized gains for the year ended 31 December 2019, be added to the cumulative revaluation adjustments account;

b. U.S.$615.7 million be allocated to the ordinary reserve;

c. U.S.$259.5 million be allocated to the Asian Development Fund;

d. U.S.$130.0 million be allocated to the Technical Assistance Special Fund;

e. U.S.$30.0 million be allocated to the Regional Cooperation and Integration Fund;

f. U.S.$24.0 million be allocated to the Climate Change Fund; and

g. U.S.$10.0 million be allocated to the Asia Pacific Disaster Response Fund.

Responsibility

ADB accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus referred to above, contains all information that is material in the context of the issue of the Notes.

ASIAN DEVELOPMENT BANK



By:_____
    Name: MARIA A. LOMOTAN
    Title: Assistant Treasurer

ISSUER

Asian Development Bank
6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines

GLOBAL AGENT

Citibank, N.A.
Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB
United Kingdom

LUXEMBOURG LISTING AGENT

BNP Paribas Securities Services, Luxembourg Branch
60 Avenue J.F. Kennedy
L-1855 Luxembourg

LEGAL ADVISERS TO THE MANAGER

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
USA

TERMS AGREEMENT NO. 1154-00-2

under the

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

PLN19,000,000 0.43 per cent. Notes due 17 August 2025

13 August 2020

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Attention: Assistant Treasurer, Funding Division

The undersigned manager (the "Manager") agrees to purchase from the Asian Development Bank ("ADB") its PLN19,000,000 0.43 per cent. Notes due 17 August 2025 (the "Notes") described in the pricing supplement dated as of the date hereof relating thereto (the "Pricing Supplement") and the related Prospectus dated 28 April 2011 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus") at 10:00 a.m., London time, on 17 August 2020 (the "Settlement Date") at an aggregate purchase price of PLN19,000,000 on the terms set forth herein and in the Standard Provisions dated as of 28 April 2011 (as amended through the date hereof, the "Standard Provisions") relating to the issuance of Notes by ADB. The Standard Provisions are incorporated herein by reference. In so purchasing the Notes, the Manager understands and agrees that it is not acting as an agent of ADB in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meanings when used herein.

ADB represents and warrants to, and agrees with, the Manager that the representations and warranties of ADB set forth in Section 2(a) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as though made at and as of the Settlement Date.

The Manager warrants and covenants that this Terms Agreement has been duly authorized, executed and delivered by it, and that such execution and delivery does not, and the performance by it of its obligations hereunder will not, contravene any provision of applicable law or its articles of association or equivalent constitutive documents or any judgment, order or decree of any governmental body, regulatory agency or court having jurisdiction over it. The

Manager warrants and covenants to ADB that the warranties of the Manager set forth in Section 2(b) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Settlement Date.

The obligation of the Manager to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of ADB's representations and warranties contained in the Standard Provisions and to ADB's performance and observance of all applicable covenants and agreements contained herein and therein. The obligation of the Manager to purchase Notes hereunder is further subject to the additional conditions (if applicable) set forth in Section 6 of the Standard Provisions, including the receipt by the Manager of an ADB officer's certificate and the document referred to in Section 6(c)(i) of the Standard Provisions.

ADB certifies to the Manager that, as of the Settlement Date, (i) ADB has performed all of its obligations under the Standard Provisions and this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date and (ii) the Prospectus, as supplemented by the Pricing Supplement, contains all material information relating to the assets and liabilities, financial position, and net income of ADB, and nothing has happened or is expected to happen that would require the Prospectus, as supplemented by the Pricing Supplement, to be further supplemented or updated.

The following additional terms shall apply to the issue and purchase of Notes:

1.   ADB agrees that it will issue the Notes and the Manager agrees to purchase the Notes at the aggregate purchase price specified above.

2.   Payment for the Notes shall be made on the Settlement Date by the Manager to Citibank, N.A., for transfer in immediately available funds to an account designated by ADB. Delivery of the Notes shall be made to Citibank Europe plc, as common depositary for Euroclear and Clearstream, Luxembourg, for the account of the Manager.

3.   ADB hereby appoints the Manager as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The Manager shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The Manager acknowledges having requested and received, or waived receipt of, a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto.

4.   In consideration of ADB appointing the Manager as a Dealer solely with respect to this issue of Notes, the Manager hereby undertakes for the benefit of ADB that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations specified to be assumed by a Dealer under the Standard Provisions.

5.   The Manager acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of notes of ADB pursuant to the Standard Provisions and that such appointment will terminate upon this issue of Notes, but without

prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the Manager that have arisen prior to such termination.

6.   The Manager represents, warrants and agrees that (i) it has not offered or sold and will not offer or sell any Notes to the public in Poland, (ii) the Notes have not been and will not be registered with the Polish Financial Supervisory Authority or any other regulatory authorities in Poland, and (iii) none of the Prospectus, the Pricing Supplement or any other offering material related to the sale and distribution of the Notes has been or will be used on Polish territory and/or distributed to residents of Poland.

7.   The Manager represents, warrants and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

8.   For purposes hereof, the notice details of each of ADB and the Manager are as follows:

For ADB:

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines
Attention: Funding Division, Treasury Department
Telephone: (632) 8632-4478
Facsimile: (632) 8632-4120
Electronic Mailing Address: TDFD_Documentation@adb.org

For the Manager:
Merrill Lynch International
2 King Edward Street
London EC1A 1HQ
United Kingdom
Attention: Syndicate Desk
Telephone: +44 (0)20 7995 3966
Facsimile: +44 (0)20 7995 0048
Electronic Mailing Address: dcm_london@baml.com

9.   Recognition of the U.S. Special Resolution Regimes.

a.   In the event that the Manager that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Manager of the Standard Provisions and this Terms Agreement, and any interest and obligation in or under the Standard Provisions and this Terms Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Standard Provisions

and this Terms Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

b. In the event that the Manager that is a Covered Entity or a Covered Affiliate of such Manager becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Standard Provisions and this Terms Agreement that may be exercised against such Manager are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Standard Provisions and this Terms Agreement were governed by the laws of the United States or a state of the United States.

"Covered Affiliate" has the meaning assigned to the term "affiliate" in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

"Covered Entity" means any of the following: (i) a "covered entity" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a "covered bank" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a "covered FSI" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

"Default Right" has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

"U.S. Special Resolution Regime" means each of (i) the U.S. Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

10.   All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

The Standard Provisions and this Terms Agreement, and any non-contractual obligations arising out of or in connection with them, shall be governed by and construed in accordance with the laws of England.

Except for the rights of Indemnified Parties to enforce the indemnities provided under Section 7 of the Standard Provisions, a person who is not a party to this Terms Agreement has no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of the Standard Provisions or this Terms Agreement. Any date or period specified in the Standard Provisions or this Terms Agreement may be postponed or extended by mutual agreement between ADB and the Manager but, as regards any date or period originally fixed or so postponed or extended, time shall be of the essence. The Standard Provisions and this Terms Agreement, and any documents entered into pursuant thereto, constitute the entire agreement between ADB and the Manager in relation to the subject matter thereof and supersede and extinguish, and each of ADB and the Manager in entering into this Terms Agreement and such other documents agrees that it does not rely on and shall have no remedy in respect of, all prior drafts and all prior agreements, understandings, undertakings, arrangements, representations and warranties (of any nature whatsoever, of any person whether party to this Terms Agreement or not and whether written or oral) in relation to such subject matter other than as expressly set out

in the Standard Provisions and this Terms Agreement, save that nothing herein shall exclude or limit any liability or remedy arising as a result of fraud or affect or diminish ADB's or the Manager's liability under Section 7 of the Standard Provisions.

With respect to any legal action or proceedings ("Proceedings") in the courts of England arising out of or in connection with this Terms Agreement, each of the parties irrevocably submits to the non-exclusive jurisdiction of the courts of England and waives any objection to Proceedings in such courts on the ground of venue or on the ground that Proceedings have been brought in an inconvenient forum and further irrevocably agrees that a judgment in any Proceedings brought in the English courts shall be conclusive and binding upon it, *provided, however*, that in accordance with Article 50, paragraph 2 of the Agreement Establishing the Asian Development Bank (the "Charter"), no action shall be brought against ADB by any member of ADB, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from any entity or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of ADB shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against ADB.

ADB hereby irrevocably appoints Freshfields Bruckhaus Deringer LLP at 65 Fleet Street, London EC4Y 1HS as its agent in England to receive, for it and on its behalf, service of process in any Proceedings in England. If for any reason such process agent ceases to be able to act as such or no longer has an address in London, ADB irrevocably agrees to appoint a substitute process agent and shall immediately notify the Manager of such appointment in accordance with Section 10 of the Standard Provisions and this Terms Agreement. Nothing shall affect the right to serve process in any manner permitted by law.

11.   Nothing in this Terms Agreement shall be construed as an express or implied waiver, renunciation or other modification of any immunities, privileges or exemptions of ADB accorded under the Charter, international convention or any applicable law.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

MERRILL LYNCH INTERNATIONAL

By:_____

    Name: Adrien De Naurois
    Title: Authorised Signatory

[Signatures continued on following page.]

CONFIRMED AND ACCEPTED, as of the
date first written above:

ASIAN DEVELOPMENT BANK



By:_____
    Name: MARIA A. LOMOTAN
    Title: Assistant Treasurer